[LETTERHEAD OF THACHER PROFFITT]

[LOGO]                                               Thacher Proffitt & Wood LLP
Thacher                                              Two World Financial Center
Proffitt                                             New York, NY 10281
--------                                             212.912.7400

                                                     Fax: 212.912.7751
                                                     www.tpw.com

                                        March 28, 2006

Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

      RE:   BEAR STEARNS ASSET BACKED SECURITIES I LLC
            AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-3
            FILED MARCH 6, 2006
            FILE NO. 333-131374

Dear Mr. Webb:

      We have received and reviewed your comment letter dated March 22, 2006 to our Registration Statement on form S-3A of March 6, 2006. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

      We have enclosed both clean and marked copies to show changes of the reviewed filing. References below to page numbers are to the unmarked version.

      We appreciate the Commission's continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a compliant filing for Bear Stearns Asset Backed Securities I LLC.

GENERAL

      COMMENT:

      1. We note that certain revisions to prospectus supplement #1 made in response to our prior comment letter dated February 24, 2006, were not made in prospectus supplement #2. Please confirm that all prior comments applicable to prospectus supplement #1 have been applied universally.
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Bear Stearns Asset Backed Securities I LLC
March 28, 2006
Page 2


      RESPONSE:

      We confirm that all prior applicable comments have been applied universally and we have inserted requisite disclosure that was inadvertently omitted.

      COMMENT:

      2. We reissue previous comment number 4. When you file clean legality opinions prior to or simultaneously with a takedown, please confirm that you will delete assumptions (ii), (iii) and (iv) of the second paragraph of the Thatcher Proffitt opinion.

      RESPONSE:

            We confirm that the depositor will file unqualified legality and tax opinions at the time of each takedown, irrespective of which law firm is acting as counsel for that takedown. We confirm that in the Thacher opinions filed at the time of each takedown, we will delete assumptions (ii), (iii) and (iv) of the second paragraph of the Thacher filing opinion, except for assumptions relating to execution, authentication, payment and delivery.

      COMMENT:

      3. Please revise exhibit 5.1(a) to state, if true, that the notes will be legally binding obligations.

      RESPONSE:

      We have made this change.

      COMMENT:

      4. We note that the Depositor is a Delaware LLC. Please confirm that there is no corporate action required in connection with transferring the assets to the trust and authorizing this transaction or revise to clarify that all actions required under Delaware law are also done and revise the Thatcher opinion to cover Delaware corporate law as well and remove the limitation to New York law.

      RESPONSE:

      We have revised the Thacher opinion to cover relevant Delaware law.
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Bear Stearns Asset Backed Securities I LLC
March 28, 2006
Page 3


      COMMENT:

      5. Similarly, confirm that when you file clean legality opinions prior to or simultaneously with a takedown for the Orrick opinion that the opinion will be modified to address an actual prospectus and supplement, not forms of such documents and that you will omit assumption (d) except for execution, authentication, payment, and delivery.

      RESPONSE:

            Please see the final sentence of our response to Comment 2 above. We confirm that any Orrick legality opinion filed for a takedown will be modified to address the related prospectus supplement and base. We confirm that in the Orrick opinions filed at the time of each takedown, we will delete assumption (d) in the Orrick filing opinion, except for execution, authentication, payment and delivery.

      COMMENT:

      6.    Please file the opinions and consents of Greenberg Traurig.

      RESPONSE:

      We have included the opinions and consents for Greenberg Traurig with this filing.

      Comment:

      7. Please file a letter as supplemental correspondence explaining the reasons for the filings on March 3, 2006 and March 6, 2006.

      RESPONSE:

      We have complied with this request.

Summary, page S-4

      COMMENT:

      8. We are unable to locate the tabular summary that is responsive to prior comment 7. Please advise.

      RESPONSE:

      The tabular summary we referred to in our previous response appears on S-4 of prospectus #1 and details some of the key features of each class of certificates. This table, combined with the summary disclosure sections on certificate payments and subordination, as well as the diagrams following the summary, provides a summary of the flow of funds, payment priorities and allocations amongst the classes of certificates.

Bear Stearns Asset Backed Securities I LLC
March 28, 2006
Page 4


Credit Enhancement, page S-11

      COMMENT:

      9. We note your response to prior comment 10. We re-issue that comment. In the next amendment, please include bracketed language showing both where you plan to include information in the prospectus supplement regarding liquidation and amortization triggers, when it is applicable, and what the substance of that information will be in terms of compliance with Regulation AB.

      RESPONSE:

      We have made this change.

      COMMENT:

      10. We note your response to prior comment 11. We re-issue that comment in part. Please include a bracketed placeholder confirming that you will identify and discuss in the summary any other forms at credit enhancement (as contemplated by the base prospectus) that may used in connection with the prospectus supplement, but are not currently discussed in the form.

      RESPONSE:

      We have made this change.

Delinquency and Loss Information, page S-45

      COMMENT:

      11. Please confirm that you will disclose as of the applicable cut-off date both the number of delinquent loans and the aggregate balance of the delinquent loans for each 30/31 day bucket through charge-off. Alternately, direct us to the sentence showing that there is a three-year maximum before write-off:

      RESPONSE:

      We confirm that we will disclose, if necessary, as of the applicable cut-off date both the number of delinquent loans and the aggregate balance of the delinquent loans for each 30/31 day bucket through charge-off in tabular form similar to the table appearing on S-44.

Bear Stearns Asset Backed Securities I LLC
March 28, 2006
Page 5


BASE PROSPECTUS

Additional information, page 36

      COMMENT:

      12. We note your response to prior comment 28. However, we are unable to locate your revised disclosure. Please advise.

      RESPONSE:

      We have made this change.

Financial Instruments, page 50

      COMMENT:

      13.   We note your response to prior comment 30. We re-issue the comment.

      RESPONSE:

      We have made this change.

POOLING AND SERVICING AGREEMENT

Annual Statements as to Compliance, page 63

      COMMENT:

      14. We note your response to our prior comment 32. We re-issue the comment. The phrase "or those Servicing Criteria otherwise mutually agreed to by EMC and the applicable Servicer" appears to suggest the ability of private parties to mutually contract out of the ones in the rule.

      RESPONSE:

      We have made this change.

Bear Stearns Asset Backed Securities I LLC
March 28, 2006
Page 6


      Please contact Ady Adefris at (212) 912-7467 or the undersigned at (212) 912-7472 with any other questions.


                                             Sincerely,

                                             /s/ Richard D. Simonds Jr.